SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2007, incorporated by reference herein:

Exhibit

99.1 Release dated December 5, 2007, entitled “LOWER GOLD PRODUCTION EXPECTED
        IN DECEMBER QUARTER”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: December 6, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE 000058723
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)
LOWER GOLD PRODUCTION EXPECTED IN DECEMBER QUARTER

DRDGOLD announced today that a man-winder motor in the sub-shaft at the FEV shaft of its
ERPM operation in Boksburg had burnt out over the weekend. This would contribute to an expected negative variance in gold production from the company’s South African based operations of up to 15% for the quarter ending 31 December 2007.

In the quarter ended 30 September 2007, the South African operations produced 89 157 oz of gold.

Niel Pretorius, CEO of DRDGOLD South African Operations (Pty) Limited, said today that repairs to the damaged hoist were expected to take at least 10 days. To relieve pressure on back-up infrastructure and to maintain production from the higher-yielding areas of the mine, it had been decided to send crews which are mining lower grade areas on leave.

“This incident, together with the loss of seven shifts arising from the closure of all of the
Blyvooruitzicht mine’s underground operations by the Department of Minerals and Energy (DME)
following a fatality earlier in the quarter, is a setback in our drive towards stability. Our fundamentals remain strong however, and we will have to work through these challenges,”
Pretorius said.

Randburg
5 December 2007

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